[O’MELVENY & MYERS LLP LETTERHEAD]

March 2, 2006

VIA EDGAR AND FACSIMILE (202) 772-9203

Jeffrey B. Werbitt, Esq.

Attorney-Adviser

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers & Acquisitions

Mail Stop 3628

100 F. Street, N.E.

Washington, DC 20549

Re:	International Game Technology
Schedule TO
Filed on February 8, 2006
File No. 005-33876

Dear Mr. Werbitt:

This letter is our response to the Division of Corporation Finance’s comment letter dated February 22, 2006, in reference to the Schedule TO-I (the “Schedule TO”) filed on February 8, 2006 by International Game Technology (the “Company”) and the Offering Memorandum (the “Offering Memorandum”) filed as Exhibit (a)(1)(i) to the Schedule TO.

Our responses to the specific comments are set forth below.  For the convenience of the Staff, each numbered comment from the February 22, 2006 letter is restated in bold prior to the response to such comment. Capitalized terms have the same meanings as in the Schedule TO, the Offering Memorandum and the related Letter of Transmittal. We have attached to the facsimile version of this letter a copy of Amendment No. 1 to the Schedule TO (the “Amendment”) that we filed with the Securities and Exchange Commission (the “Commission”) today.

Mr. Jeffrey Werbitt,

March 1, 2006

Schedule TO

Item 6. Purpose of the Transaction and Plans or Proposals, page 3

1.                                      Please revise to disclose all of the information required by Item 1006(c) of Regulation M-A.

Response

The Company has made the requested addition in the paragraph numbered 1 under the section entitled “Items 1 through 10” of the Amendment.

Offering Memorandum

General

2.                                      You appear to have reserved the right to terminate the Exchange Offer in your sole discretion. Since you do not reference the occurrence of any listed offer condition, this language seems to imply that you may terminate the offer at will in your sole discretion and for any reason. Please note that it is our view that you may terminate the offer only if one of the listed Offer conditions so permits. Please confirm your understanding and revise your disclosure to remove the implication that the offer is illusory.

Response

The Company confirms its understanding that it may terminate the Exchange Offer only if one of the conditions listed in the Offering Memorandum in the section entitled “The Exchange Offer—Conditions” occurs. The Company has made the requested change in the paragraph numbered 2 under the section entitled “Items 1 through 10” of the Amendment.

3.                                      Please revise the disclosure throughout your document to disclose whether your decision to conduct this Exchange Offer was prompted by a change in accounting guidance. For example, is the purpose behind this offer related to EITF 04-8?  If so, please expand your disclosure to discuss the reasons underlying your offer in greater detail, including a discussion of EITF 04-8. Also, revise this section to provide a detailed description of the accounting rule changes and how they apply to your notes. In doing so, disclose the material effects that will result from your consummation of the Exchange Offer due to the applicable accounting rules, the conversion features of your new notes, or otherwise. Please ensure that your discussion briefly explains the impact that the conversion features of your new notes will have on the number of shares that you include in the calculation of the number of your fully diluted shares outstanding as compared to the number of shares that would be have been calculated based upon the conversion features of your old notes. Also, revise the summary to highlight this information and to provide a cross-reference to more detailed disclosure later in the document. Also revise the summary of differences between the new and old notes.

Response

The Company entered into this Exchange Offer in an effort to incorporate a net share settlement provision that would require the Company to settle a conversion of the bonds in cash for the accreted principal amount and in common shares for any conversion obligation in excess of the accreted principal amount. The net share settlement provision will enable the Company to reduce dilution by issuing fewer shares in the event of a conversion.

Without the net share settlement feature the Debentures are convertible into 20.5 million shares of common stock, or 21.1704 shares per Debenture. With net share settlement a conversion event would result in the payment of the accreted value in cash and the issuance of the remaining value in shares.

For example, as of March 9, 2006 (the Expiration Date of the Exchange Offer), the conversion price of the Old Debentures and New Debentures will be equal to $625.93 per Debenture, divided by 21.1704, or $29.57 per share of common stock.  Due to the contingent conversion feature, the market price trigger will be equal to 120% of the conversion price of $29.57, or $35.48.  If the closing stock price for 20 out of 30 consecutive trading days in a measurement period is above the contingent conversion price, the contingent conversion feature has been satisfied and the Debentures become convertible.   In this example, the conversion event without the net share settlement provision would result in the issuance of 20.5 million shares of common stock. The conversion event with net share settlement would result in a cash payment equal to the accreted value of the Debentures and a share issuance equal to the value of the conversion obligation in excess of the cash payment.  For comparative purposes, a hypothetical conversion on March 9, 2006, when the accreted value of the Debentures equals $607 million and the conversion value equals $739 million (an assumed $36.00 stock price), would result in a cash payment of $607 million and the issuance of 3.7 million shares.

The Company currently uses the “if converted” method of accounting and used this method prior to the adoption of EITF 04-8. The Debentures include a market price contingent conversion feature (i.e., the Debentures cannot be converted by a holder until specific market price triggers are met). Prior to the adoption of EITF 04-8, no shares underlying the Debentures were included in the diluted earnings per share calculation until the market price contingency was reached. Therefore, from the date of issuance (January 29, 2003) to the effective date of EITF 04-8, no shares were included in the Company’s calculation of earnings per share unless the market price contingent conversion feature was met. The market price contingent conversion feature was met in the second, third and fourth quarters of the Company’s fiscal year ended September 30, 2004 and the entire 20.5 million shares were included in the diluted earnings per share calculation. With the adoption of EITF 04-8, the market price contingent conversion feature was effectively ignored for purposes of determining whether or not the underlying shares were to be included in the diluted earnings per share calculation and since the Debentures provided for the delivery of shares in all cases, the entire 20.5 million shares were included in the calculation even though the contingent conversion feature was not met.

Pursuant to EITF 90-19 and EITF 04-8, the Company will account for all New Debentures that contain the net share settlement provision under the “treasury stock equivalent” method of accounting. The “treasury stock equivalent” method of accounting provides that only the number of shares equal in value to the total conversion value minus the then accreted principal amount be included as outstanding shares when calculating diluted earnings per share. The

“treasury stock equivalent” method will result in a lower diluted share count and higher earnings per share in the future.

The Company has expanded the accounting related disclosures in the Offering Memorandum to include a discussion of the accounting rule changes as they apply to the Debentures. This discussion includes an explanation of the diluted earnings per share calculation for both the Old Debentures and the New Debentures and the related impact of making this Exchange Offer. The Company has revised the summary to highlight this information and to provide a cross-reference to more detailed disclosures later in the Offering Memorandum.

The Company has made the aforementioned changes in the paragraph numbered 3 under the section entitled “Items 1 through 10” of the Amendment.

4.                                      We refer you to the immediately preceding comment. To the extent that your decision to conduct this Exchange Offer was prompted by EITF 04-8, please revise your disclosures to describe, in plain English, the following:

•                  Describe the contingent conversion provisions of the old notes so that it is clear how EITF Issue No. 04-8 applies, including, for example, the implied conversion price and market price trigger.

•                  Clarify that the exchange will result in your reporting higher EPS (retroactively and prospectively) than if the exchange did not occur. Give an example of what the effect on 2005 reported EPS would be if the exchange did not occur.

Also revise the summary to highlight this information.

Response

Please refer to the response provided to Comment 3 above. Additionally, it should be noted that the Exchange Offer will result in higher diluted earnings per share on a go-forward basis only. As the Company has previously adopted EITF 04-8, this Exchange Offer will have no impact on prior period diluted earnings per share calculations. There will be no impact on 2005 reported diluted earnings per share, whether or not the Exchange Offer is completed.

5.                                      Confirm supplementally, if true, that you applied the guidance in EITF Issue No. 96-19 with respect to your accounting treatment for the exchange transaction.

Response

The Company accounted for the exchange transaction in accordance with EITF 96-19 and has advised us that it has made the following determinations:

•                  The exchange of the Old Debentures for New Debentures does not include a substantial modification of the terms as the difference between the present value of cash flows of the New Debentures and Old Debentures is less than 10%. Accordingly, no gain or loss will be recognized for this transaction.

•                  Fees associated with the modification of the Old Debentures, which includes cash payments made to holders to induce acceptance of the exchange terms, will be amortized as an adjustment of interest expense using the effective interest method over the period to the earliest put date of the New Debentures.

•                  Third party costs directly related to the exchange, which includes advisory, legal, accounting and printing cost, will be expensed as incurred.

6.                                      In an appropriate section of the document, describe the effect on your liquidity and capital resources from the cash settlement provisions of the new notes, and discuss the means by which you reasonably expect to finance the cash requirement resulting from conversion of the new notes.

Response

In response to the Staff’s comments, the Company has revised the disclosure in the Offering Memorandum to describe the effect on the Company’s liquidity and capital resources from the cash settlement provisions of the New Debentures, and discusses the means by which the Company reasonably expects to finance the cash requirement resulting from conversion of the New Debentures. The aforementioned revisions have been made in the paragraph numbered 4 under the section entitled “Items 1 through 10” of the Amendment.

7.                                      Revise to describe the accounting treatment for the exchange transaction (i.e., is there a gain or loss, and why). See Item 1004(a)(1)(xi) of Regulation M-A.

Response

The Company believes that the amended disclosure in the section entitled “SUMMARY TERM SHEET” of the Offering Memorandum, as amended in accordance with our response to Comment 3 above, sufficiently describes the accounting that the Exchange Offer is intended to address and the effect if the Exchange Offer is not consummated.

8.                                      Please revise to disclose the pro forma information described in Item 1010(b) of Regulation M-A or provide us with your analysis regarding why the pro forma information is not required.

Response

If the proposed New Debentures had been in existence for all of fiscal 2005, the Company believes that the impact to the balance sheet, statement of income, ratio of earnings to fixed charges and book value per share would have been immaterial.  The table presented below displays the estimated impact of entering into this transaction on the first day of fiscal 2005.

	Year Ended September 30, 2005		Quarter Ended December 31, 2005
	As Reported	Pro Forma	As Reported	Pro Forma
(In millions, except per share amounts and ratios)
Net income	$436.5	$435.1	$120.6	$120.5
Basic earnings per share	$1.27	$1.27	$0.36	$0.36
Diluted earnings per share	$1.20	$1.24	$0.34	$0.35

Ratio of earnings to fixed charges	22.9	22.06	22.34	21.64

Total assets	$3,864.4	$3,862.2	$3,803.8	$3,803.5
Total liabilities	$1,958.7	$1,958.0	$1,793.8	$1,793.7
Total stockholders' equity	$1,905.7	$1,904.2	$2,010.0	$2,009.8

Book value per share	$5.64	$5.63	$5.97	$5.97

The Company believes the impact to fiscal 2005 diluted earnings per share would have been significant; accordingly, this disclosure has been included in paragraph numbered 3 under the section entitled “Items 1 through 10” of the Amendment.

Cautionary Statement Concerning Forward-Looking Statements, page 2

9.                                      The Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934. Please eliminate any reference to the safe harbor and the Act. See also Q&A No. 2 in Section I.M. of the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations, which is available on our website at www.sec.gov.

Response

The Company has made the requested change in the paragraph numbered 5 under the section entitled “Items 1 through 10” of the Amendment to eliminate the references to the Private Securities Litigation Reform Act. In addition, the Company acknowledges that the Private Securities Litigation Reform Act does not apply to statements made in connection with a tender offer.

10.                               On page 2 you state that you “do not intend, and undertake no obligation, to update [y]our forward-looking statements to reflect future events or circumstances.”  This disclosure is inconsistent with your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Response

The Company has made the requested change in the paragraph numbered 6 under the section entitled “Items 1 through 10” of the Amendment.

Summary Term Sheet, page 3

11.                               We are confused by your disclosure on page 4 under the question “[w]hat are the conditions to the completion of the Exchange Offer?” that “[m]ost significantly, [you] must not have terminated or withdrawn the Exchange Offer.”  As we noted in comment 2 above, it is our view that you may terminate the offer only if one of the listed offer conditions so permits. Please revise your disclosure accordingly or advise.

Response

As noted above in our response to Comment 2, the Company has made the requested change in the paragraph numbered 2 under the section entitled “Items 1 through 10” of the Amendment.

Summary, page 1

12.                               We note the statement on page 2 that you have reserved the right to terminate the exchange offer in your discretion for any reason. Clarify that you do not intend to terminate the offer for any reason other than what has been expressed in the conditions section. The staff believes that if a bidder can terminate an offer for any reason, the offer is illusory.

Response

The Company has made changes in the paragraph numbered 2 under the section entitled “Items 1 through 10” of the Amendment to ensure that all references in the Offering Memorandum to the Company’s right to terminate the Exchange Offer are qualified by the proviso that the Company may do so only if any of the conditions listed in the Offering Memorandum under “The Exchange Offer—Conditions” occur, or the occurrence thereof has not been waived by us in our sole discretion.

The Exchange Offer, page 23

Conditions, page 23

13.                               A tender offer may only be subject to conditions that are not within the direct or indirect control of the bidder and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. Please amend the following provisions to satisfy these requirements:

•                  Revise the bullet points to avoid the term “threatened,” as it is unclear how a “threatened” event can be objectively determined;

•                  Avoid the use of vague terms, such as “might” and “could,” and revise to eliminate references to events that may “indirectly” affect the offer; and

•                  Revise the twelfth bullet point to clarify the standard that applies when determining if there is a “significant worsening of a war or armed hostilities.”

Response

The Company has made the requested changes in the paragraph numbered 7 under the section entitled “Items 1 through 10” of the Amendment.

Withdrawal of Tenders, page 29

14.                               We note that you disclose that a security holder may only withdraw tendered notes at any time on or before expiration. Please revise your disclosure to disclose the additional withdrawal rights under Rule 13e-4(f)(2)(ii).

Response

The Company has made the requested changes in the paragraph numbered 8 under the section entitled “Items 1 through 10” of the Amendment.

Certain United States Federal Income Tax Consequences, page 54

15.                               Revise this subsection and its title to clarify that you describe all material federal tax consequences of the transaction. In this regard, you should eliminate all statements (including that on pages 5 and 9) that the discussion relates to “certain” tax consequences.

Response

The Company has made the requested changes in the paragraph numbered 9 under the section entitled “Items 1 through 10” of the Amendment.

Incorporation of Certain Documents by Reference, page 58

16.                               Schedule TO does not specifically allow you to forward incorporate disclosure in subsequently filed documents. In fact, doing so is inconsistent with the technical requirements of General Instruction F to Schedule TO and your obligation under Rules 13e-4(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed. Please revise.

Response

As discussed in the paragraph numbered 10 under the section entitled “Items 1 through 10” of the Amendment, the Company has made the requested change in the Offering Memorandum to delete the paragraph regarding forward incorporation by reference of documents filed in the future with the Commission.

17.                               We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to security holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Although we note that you disclose a capitalization table on page 21, this table does not appear to include all of the information required by Item 1010(c) of Regulation M-A, including book value per share as of the date of the most recent balance sheet. Please revise and advise us how you intend to disseminate the information.

Response

The Company has made the requested changes in the paragraph numbered 12 under the section entitled “Items 1 through 10” of the Amendment. The Company will disseminate the Amendment containing the revisions responsive to the Staff’s concerns through the Information Agent.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response

The Company has authorized us to confirm on their behalf that they acknowledge as follows:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•                  Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In view of the nature of the changes made to the Offering Memorandum, the Company does not propose to print or mail a supplement to the Offering Memorandum. It is the Company’s view that none of the changes that have been made to the Offering Memorandum, individually or in the aggregate, are material to the holders of the Old Debentures or would be reasonably likely to change a reasonable holder’s decision whether or not to tender their Debentures. Indeed, most of the changes can be fairly characterized as clarifying the existing disclosure or correcting minor errors.

Please feel free to contact the undersigned at (949) 823-6985 with any questions or comments you may have. As you will certainly understand, because the Exchange Offer is currently scheduled to expire at 5:00 p.m., New York City time, on March 9, 2005, we are anxious to resolve these comments as quickly as possible.

Respectfully submitted,

/s/ Loren J. Weber
Loren J. Weber for O’Melveny & Myers LLP